Exhibit 4.11

Agreement
("Agreement")

between

Norsemont Mining Inc.
("the Company")

and

Patrick Evans
("the CEO")

This Agreement sets forth the terms and conditions whereby Mr. Evans has agreed to serve as Chief Executive Officer ("CEO") of Norsemont Mining Inc. (the "Company").

Position

Mr. Evans is hereby appointed Chief Executive Officer of the Company with effect from June 1, 2007.

Duties and Responsibilities

The CEO is the senior executive officer of the Company and reports directly to the Board of Directors. As CEO, Mr. Evans shall have the power and authority to manage, supervise and direct the Company's business and affairs and to undertake such other duties as may reasonably, from time to time, be assigned to him by the Board, subject always to the control and direction of the Board.

As CEO Mr. Evans shall devote such time, attention, ability and expertise to providing his services as is reasonably necessary or required in accordance with industry standards for CEOs in similar positions. Mr. Evans agrees that during the term of this Agreement he will not engage in or become connected with any other business activity which will interfere with the performance of his obligations under this Agreement. For the avoidance of doubt, it is acknowledged that Mr. Evans currently serves as director and CEO of Mountain Province Diamonds Inc and as a non-executive director of First Uranium Corp and SouthernEra Diamonds Inc, none of which are considered to be in competition with the Company.

Corporate Reorganisation

In order to support the strategic reorganisation of the Company, all of the current directors, excepting Mark Jackson and Robert Baxter, have agreed to resign as directors if called upon to do so by Mr. Evans at his sole discretion. Such resignations will occur with immediate effect. Mr. Evans has agreed that the current Chairman and CEO, Marc Levy, will remain in the position of non-executive chairman for a period of three months following his acceptance of this offer, following which Mr. Levy will resign as a director and non-executive chairman if called upon to do so by him at his sole discretion.

As CEO Mr. Evans will have the sole discretion to appoint the members of his staff and management team. It is understood that the employment of certain members of the staff and management of the Company may be terminated by him. The terms and conditions of employment of new senior officers will be approved by the Board.

Compensation

1. An annual fee of $300,000 to be reviewed annually by the Board of Directors at its first meeting each calendar year.

2. A mutually agreed cash bonus structure of up to 100 percent of the annual fee based on the following factors:

    a. Up to 50 percent based on Mr. Evans's performance against reasonable and mutually agreed strategic objectives which are reviewed by the Compensation Committee and agreed by the Board of Directors at its last meeting each calendar year; and
    b. Up to 50 percent based on the share price performance over the preceding 12 months on the basis of 1 percent increase in share price equals a 1 percent bonus, fractions pro rata.

3. The Company will grant to Mr. Evans (or his nominee) upon acceptance of this offer one million options (500,000 of which are currently available under the Company's Stock Option Plan and the remainder of which are subject to approval by the shareholders of the Company at a special general meeting (the "SGM") of shareholders to be held on or about July 15, 2007) to purchase shares in the Company. The options shall be priced in accordance with the TSX rules, i.e. based on the 5-day volume weighted average price for the period immediately preceding the date of acceptance by Mr. Evans of this offer. The vesting of the option grant shall be: 50 percent to vest immediately and 50 percent to be vested in 12 months following acceptance by Mr. Evans of this offer, or if the share price reaches C$4.00.

4. Subject to approval by the shareholders of the Company at the SGM, the Company will provide Mr. Evans (or his nominee) an annual grant of 200,000 options as long-term compensation, which grant shall be made on the anniversary of the signing of this Agreement. Options granted as long-term compensation shall vest in 12 months of the grant.

5. The compensation package includes paid vacation leave equal to six weeks in each full year of service.

6. The Company shall provide benefits such as full medical, dental, accident, long-term disability and life insurance commensurate with Mr. Evans's position as CEO of the Company.

Termination

At any time during the term of this Agreement, should this Agreement be terminated for any reason by the Board of Directors (other than for cause, as defined below) Mr. Evans will be entitled to severance equal to 24 months of his annual base compensation plus full incentive compensation for an equivalent period based on the annualized amount of the grant in the preceding calendar year, all payable within 30 days of termination. In addition, all stock options held by Mr. Evans will vest immediately and become exercisable for an equivalent period.

At any time during the term of this Agreement, should this Agreement be terminated for cause, Mr. Evans will not be entitled to any severance and all unvested stock options held by him will immediately be cancelled. For the purposes of this Agreement, "cause" shall include:

(a) death, or total incapacity by reason of mental or physical illness or disability ;

(b) any material act or omission which, as a matter of law, would constitute just cause for his termination as CEO;

(c) a material breach of any of the covenants, terms or conditions in this agreement to be performed, observed, or complied with;

(d) any prolonged or continued substance abuse; or

(e) conviction of any indictable offence.

In the event that the Board or any director violates the terms agreed under "Corporate Reorganisation" above, Mr. Evans will have the right to terminate the Agreement with the Company with immediate effect and he will be entitled to severance equal to 36 months of his annual base compensation plus full incentive compensation for an equivalent period based on the annualized amount of the grant in the preceding calendar year, all payable within 30 days of Termination. In addition, all stock options held by him, or to be granted to him subject to approval at the SGM, will vest immediately and become exercisable for an equivalent period.

At any time during the term of this Agreement, should a Change of Control event (as defined below) occur Mr. Evans may elect to terminate this Agreement at any time after the expiry of 30 days from the date of the Change of Control and he shall be entitled to a severance payment equal to 36 months of his annual base compensation, plus full incentive compensation and all benefits for the same period, payable within 30 days of the Termination. In addition, all stock options held by him will immediately vest and become exercisable for an equivalent period.

For the purposes of this Agreement. "Change of Control" means:

(a) the acquisition by any person or by any group of persons acting jointly or in concert within the meaning of the *Securities Act* (British Colombia), whether directly or indirectly, which when added to other voting securities held at the time by the person or group of persons acting jointly, totals for the first time not less than 50% of the outstanding voting securities, as defined in the *Securities Act* (British Columbia), or the votes attached to those securities are sufficient to elect the majority of the Board of the Company; or

(b) any change in the direct or indirect ownership of, or control or direction over, assets of the Company as a result of which a person, or group of persons acting jointly or in concert within the meaning of the *Securities Act* (British Colombia), acquires or is in a position to exercise effective control or direction over more than 50% of the assets (measured by fair market value) of the Company.

Business Expenses

The Company shall reimburse the CEO for appropriate and reasonable travel, entertainment, communications and other out-of-pocket expenses as he may from time to time incur in or about the business of the Company or any of its associated companies.

Confidentiality and Non-Competition

Both during the term of this Agreement, as well as after termination, the CEO shall not divulge any confidential information concerning the Company and its business activities to any third party except as required by law, either directly or indirectly, without the formal written approval of the Company, nor shall he attempt to induce any person to leave the employment of the Company or any of its associated companies.

Furthermore, after the expiry or termination for any reason of this Agreement, the CEO will not for one (1) year, directly or indirectly, whether as principal, agent, director of a company, employee or otherwise, carry on or be engaged or concerned or take part, within the country of Peru, in the business of mineral exploration or with any party which is competitive with the Company.

General Provisions

Any notice or other communication to be given pursuant to this Agreement shall be in writing and shall be effective if delivered personally or sent by fax as follows:

If to the Company:

507 - 700 West Pender Street
Vancouver, British Columbia V6C 1G8

Attention:	Chairman, Compensation Committee of Board of Directors
Fax No.:	1(604) 669-9768

If to the CEO:

8711 E Pinnacle Peak Road
PMB 198
Scottsdale, AZ 85255

Fax No: 1(480) 419-0259

or to such other address or fax number as a party may from time to time advise. Any such notice or other communication (including a change of address or fax number) shall be deemed to have been given when received.

The CEO may not assign this Agreement without the prior written consent of the Company.

SIGNED
For and on behalf of Company

MARK B. TOMKINSON
Name

[signature]
Signature

29th May 2007
Date

SIGNED
For and on behalf of CEO

PATRICK EVANS
Name

[signature]
Signature

2 JUNE 2007
Date